Filed by Medtronic plc
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Medtronic plc
Commission File No.: 1-36820

All Medtronic Employee Email

To:    All Global Medtronic Employees
From:    RS Employee Communications
Re:    MiniMed share exchange offer notice
As a next step in the process of separating MiniMed into a standalone business, today Medtronic announced our intention to split off our remaining ownership in MiniMed shares through an exchange offer (including any related transactions). This follows MiniMed’s initial public offering on March 6 and marks another milestone toward MiniMed becoming a fully independent company.
What is an exchange offer?
An exchange offer gives Medtronic shareholders the opportunity to exchange all, some, or none of their Medtronic shares for shares of MiniMed at a discount. As shareholders choose to exchange their shares, Medtronic's ownership stake in MiniMed will decrease. Once this exchange offer is completed (including related transactions), Medtronic will no longer hold an equity stake in MiniMed. Moreover, following the exchange offer, MiniMed will operate as an independent company.
What does this mean for shareholders?
•Medtronic shareholders, including employees who hold Medtronic (MDT) shares, now have an opportunity to exchange Medtronic shares (MDT) for MiniMed shares (MMED) at a discount.
•Shareholders have until October 9 to elect to exchange all, some, or none of their MDT shares.
What does this mean for employees?
•If you own Medtronic shares in a brokerage account or other investment account (including shares acquired from vested Restricted Stock Units (RSUs) or exercised stock options):
oYou have the choice to participate in the exchange offer. Participation is voluntary. If you do not wish to participate, no action is required.
oYou will receive additional information from your bank or broker explaining the exchange offer and actions to take if you choose to participate. The exchange offer is not an offer to sell or exchange Medtronic shares in any jurisdiction in which the offer, sale, or exchange is not permitted. Materials related to the exchange offer will not be distributed to shareholders in the EEA except to ‘qualified investors.’ Please contact your bank or broker with any questions.
•If you own Medtronic common stock through the Employee Stock Purchase Plan (ESPP):
oAs a reminder, the Medtronic ESPP includes a one-year holding period requirement before shares can be sold/exchanged.

oShares purchased under the ESPP that have met the one-year holding requirement are eligible for participation in the Exchange Offer.
oIf you hold eligible shares through the ESPP, you have the choice to participate in the exchange offer. Participation is voluntary. If you do not wish to participate, no action is required.
oYou will receive additional information explaining the exchange offer and actions to take if you choose to participate. The exchange offer is not an offer to sell or exchange Medtronic shares in any jurisdiction in which the offer, sale, or exchange is not permitted. Materials related to the exchange offer will not be distributed to shareholders in the EEA except to ‘qualified investors.’ Please contact D.F. King, the information agent for the exchange offer, at (877) 361-7972, with any questions.
Will this impact unvested or unexercised Medtronic LTI awards?
•No. Unvested RSUs, unvested stock options or vested but unexercised stock options in your Medtronic Long-Term Incentive (LTI) awards are not eligible for the exchange offer.
Where can I go to learn more?
•The information for employees document contains a more detailed summary of the share exchange process, including eligibility details and important dates.
•Questions? Contact your financial advisor or D.F. King & Co., information agent for the Exchange offer, at (877) 361-7972 (toll-free for shareholders).

Cautions Regarding Forward Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties, including risks related to the expected effects on Medtronic and MiniMed of the exchange offer, the anticipated timing and benefits of the exchange offer, Medtronic’s ability to satisfy the necessary conditions to consummate its separation of MiniMed, Medtronic’s ability to successfully consummate the separation of MiniMed and realize the anticipated benefits from the separation (including consummating the transaction on a basis that is generally tax-free to shareholders for U.S. federal income tax purposes), MiniMed’s ability to succeed as an independent publicly traded company, competitive factors, difficulties and delays inherent in the development, manufacturing, marketing and sale of medical products, government regulation, geopolitical conflicts, changing global trade policies, general economic conditions, and other risks and uncertainties described in Medtronic’s and MiniMed’s periodic reports on file with the Securities and Exchange Commission (the “SEC”) including their most recent respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Registration Statement referred to below, including the prospectus forming a part thereof, the Schedule TO, and other exchange offer documents filed by Medtronic or MiniMed, as applicable, with the SEC. In some cases, you can identify these statements by forward-looking words or expressions, such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “plan,” “possible,” “potential,” “project,” “should,” “going to,” “will,” and similar words or expressions, the negative or plural of such words or expressions and other comparable terminology. Actual results may differ materially from anticipated results. Medtronic does not undertake to update its forward-looking statements or any of the information contained in this communication, including to reflect future events or circumstances.

Additional Information and Where to Find It
This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities or a recommendation as to whether investors should participate in the exchange offer. MiniMed has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus. The exchange offer is made solely by the prospectus. The prospectus contains important information about the exchange offer, Medtronic, MiniMed and related matters, and Medtronic has delivered the prospectus to holders of Medtronic ordinary shares. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Medtronic, MiniMed or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer make any recommendation as to whether you should participate in the exchange offer.
Medtronic has filed with the SEC a Schedule TO, which contains important information about the exchange offer.
Holders of Medtronic ordinary shares may obtain copies of the prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Medtronic and MiniMed file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Medtronic ordinary shares may also obtain a copy of the prospectus by clicking on the appropriate link on http://www.dfking.com/MDTSeparation.
Medtronic has retained D.F. King & Co., Inc. as the information agent for the exchange offer. To obtain copies of the prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at (877) 361-7972 (toll-free for shareholders) or (646) 845-0146 (banks, brokers and all others outside the United States).